(As filed with the Securities and Exchange Commission on April 29, 2003)

                                                               File No. 70-10046

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-1/A

                                 Amendment No. 2
                                       to
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                             TXU US Holdings Company
                         (formerly TXU Electric Company)
                                  Energy Plaza
                                1601 Bryan Street
                            Dallas, Texas 75201-3411
                                 (214) 812-4600

        (Name of company filing this statement and address of principal executive offices)
              -----------------------------------------------------

                                      NONE

 (Name of top registered holding company parent of each applicant or declarant)
             -------------------------------------------------------

                             Peter B. Tinkham, Esq.
                             TXU US Holdings Company
                                  Energy Plaza
                                1601 Bryan Street
                            Dallas, Texas 75201-3411
                                 (214) 812-4600

                     (Name and address of agent for service)
            --------------------------------------------------------

     The Commission is requested to mail copies of all orders, notices and other communications to:

      Robert A. Wooldridge, Esq.               Robert J. Reger, Jr., Esq.
         Hunton & Williams LLP                William T. Baker, Jr., Esq.
     1601 Bryan Street, 30th Floor              Thelen Reid & Priest LLP
       Dallas, Texas 75201-3402                     875 Third Avenue
                                                New York, New York 10022

     The Application filed in this proceeding on January 28, 2002, as amended and restated in its entirety by Amendment No.1, filed on January 9, 2003, is hereby further amended and restated in its entirety to read as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.
         ------------------------------------

         (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

         A. Background. TXU US Holdings Company ("TXU Holdings"), a Texas corporation whose principal executive offices are at Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201-3411, hereby requests that the Commission issue an order pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), exempting TXU Holdings and its subsidiary companies, as such, from all provisions of the Act, except Sections 9(a)(2). TXU Holdings owns all of the outstanding common stock of Oncor Electric Delivery Company ("Oncor"), an "electric utility company" within the meaning of Section 2(a)(3) of the Act, and several direct and indirect non-utility subsidiaries.

         TXU Holdings is a subsidiary of TXU Corp., an exempt holding company under Section 3(a)(1) of the Act. See TUC Holding Company, et al., 53 S.E.C. 101
(1997). Prior to implementation of the restructuring plan that is described below (the "Restructuring"), TXU Holdings, which was then named TXU Electric Company ("TXU Electric"), was engaged in the generation, transmission, purchase and distribution of electric energy in the north-central, eastern and western parts of Texas. Also prior to the Restructuring, TXU Corp. indirectly owned all of the issued and outstanding common stock of a second electric utility company, TXU SESCO Company (formerly Southwestern Electric Service Company) ("TXU SESCO"), which owned and operated an electric transmission and distribution


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


system serving parts of ten counties in eastern and central Texas.(1)

         B. The Restructuring Plan. Oncor (under the name TXU Electric Delivery Company) was incorporated under Texas law on November 6, 2001 in order to facilitate the structural separation (unbundling) of TXU Electric's electric transmission and distribution ("T&D") assets from its electric generation assets in accordance with the requirements of electric utility restructuring legislation passed in Texas in 1999.(2) Pursuant to the restructuring legislation, and consistent with orders issued by the Public Utility Commission of Texas ("PUCT") approving its business separation plan, as of January 1, 2002,
(1) TXU Electric transferred all of its T&D assets and certain associated liabilities to Oncor as a capital contribution; (2) TXU Electric transferred all of its electric generation assets to six new indirect subsidiaries, which were determined by the Federal Energy Regulatory Commission to be "exempt wholesale generators" ("EWGs") under Section 32 of the Act;(3) (3) the electric transmission and distribution assets of TXU SESCO were acquired by Oncor through a statutory merger of a subsidiary of TXU SESCO, to which such assets had been transferred, into Oncor;(4) and (4) TXU Electric transferred the merchant energy trading operations previously conducted by other subsidiaries of TXU Corp. and

----------
(1) TXU Corp. also owns all of the issued and outstanding common stock of TXU Gas Company (formerly ENSERCH Corporation), a gas utility company that serves more than 1.4 million industrial, commercial, residential and agricultural customers in the north-central, eastern and western parts of Texas.

(2) See Texas Utilities Code,ss.39.051.

(3) Subsequently, TXU Electric sold the generating assets of two of the six EWGs, totaling 2,334 MW of generating capacity, to an affiliate of Exelon Corporation.

(4) As a result of the Restructuring, TXU SESCO no longer owns or operates any facilities used for the generation, transmission or distribution of electric energy. TXU SESCO is now an indirect subsidiary of TXU Energy Company LLC, the holding company for TXU Holdings' merchant energy businesses. See Exhibit H. TXU SESCO is a "retail electric provider" (i.e., a retail marketer) under the Texas restructuring law.

other subsidiaries engaged in providing energy services, mining operations, and fuel procurement to various new subsidiaries.(5)

         As a result of the Restructuring, TXU Holdings (formerly TXU Electric) no longer conducts any business operations of its own, but is a holding company only, with one direct public-utility subsidiary (Oncor), whose operations are conducted wholly within the State of Texas, and numerous direct and indirect non-utility subsidiaries, including EWGs. Under the Texas restructuring law, Oncor is not allowed to be a seller of electricity, but instead is limited to transmitting and delivering power that is produced and sold by third-party electricity suppliers who have non-discriminatory access to and use of Oncor's transmission and distribution lines. Oncor does not own or operate any generation facilities.

         C. Description of TXU Holdings and its Subsidiaries. TXU Holdings directly owns all of the voting securities of Oncor, an electric utility company, and directly and indirectly owns all of the voting securities of TXU Energy Company LLC ("TXU Energy"), which serves as the holding company for TXU Holdings' non-utility subsidiaries (including EWGs).

----------
(5) The indirect acquisition of the voting securities of Oncor by TXU Corp. was not subject to the requirements of Sections 9(a)(2) and 10 of the Act. The acquisition of Oncor's voting securities and the transfers of the T&D assets of TXU Electric and TXU SESCO to Oncor were all part of an integrated plan of reorganization, the effect of which was to combine in one subsidiary (Oncor) all of the T&D assets previously held by two subsidiaries (TXU Electric and TXU SESCO). Thus, while TXU Corp. was, before the Restructuring, an "affiliate" within the meaning of Section 2(a)(11)(A) of the Act of two electric utility companies, it is now an "affiliate" of just one. See Association of Massachusetts Consumers, Inc. v. SEC, 516 F.2d 711, 717 (D.C. Cir. 1975), cert. denied, 423 U.S. 1052 (1976) ("In assessing interrelated corporate adjustments, comparison should be made of the situation just prior to and immediately following the adjustments. The sequence of relatively simultaneous corporate adjustments whose order has no practical effect do not govern the applicability of section 9(a)(2)."). The acquisitions of the voting securities of the EWGs to which TXU Electric transferred its generating assets were exempt from the requirements of Sections 9(a)(2) and 10 of the Act pursuant to Section 32(f) of the Act.

         Oncor is a regulated T&D company principally engaged in providing delivery services to retail electric providers ("REPs") that sell power in the north-central, eastern and western parts of Texas. Oncor operates within the Electric Reliability Council of Texas ("ERCOT"), an intrastate network of investor-owned entities, cooperatives, public entities, non-utility generators and power marketers. ERCOT is the regional reliability coordinating organization for member electric power systems in Texas and the Independent System Operator of the interconnected transmission system of those systems, and is responsible for ensuring equal access to transmission service by all wholesale market participants in the ERCOT region. Oncor's principal operations are:

     o Electricity Transmission - Oncor's electricity transmission business provides non-discriminatory wholesale open access to Oncor's transmission facilities. Oncor's transmission facilities transverse almost 200,000 square miles of Texas and consist of 4,522 circuit miles of 345-kilovolt (kV) transmission lines and 9,615 circuit miles of 138-kV and 69-kV transmission lines and over 900 substations. Oncor's transmission customers consist of municipalities, electric cooperatives and other distribution companies.

     o Electricity Distribution - Oncor's electricity distribution business distributes electricity for REPs in its certificated service area. Oncor's service territory includes 92 counties and 370 incorporated municipalities in the north-central, eastern and western parts of Texas. Oncor provides delivery services to these REPs, which sell electricity to over 2.9 million points of delivery, entirely within the State of Texas. Oncor's distribution network consists of 55,178 miles of overhead primary conductors, 22,073 miles of overhead secondary and street light conductors, 12,264 miles of underground primary conductors and 7,332 miles of underground secondary and street light conductors. Oncor's distribution customers consist of approximately 35 REPs in Oncor's certificated service area.

         As previously indicated, Oncor's operations do not include the production or sale of electricity (at wholesale or retail), but rather consist only of providing T&D services and other related non-utility services. Oncor's only subsidiary is an entity that was formed to carry out a transition bond financing.


         TXU Energy, through numerous direct and indirect non-utility subsidiaries, engages in power production (through EWGs), wholesale energy sales, retail energy sales and related services and portfolio management activities, including risk management and certain trading activities, primarily in Texas. TXU Energy's operations are conducted principally through the following subsidiaries: TXU Generation Holdings Company LLC (the parent company for TXU Energy's EWGs), TXU Portfolio Management Company LP (f/k/a TXU Energy Trading Company LP), TXU Energy Retail Company LP (which is one of the REPs in Texas), TXU Energy Solutions Company LP, TXU Fuel Company, and two coal mining subsidiaries. A list of TXU Holdings' non-utility subsidiaries and a brief description of the business and operations of such subsidiaries is set forth on Exhibit H hereto.

         As of December 31, 2002, TXU Holdings had total consolidated assets of $24,519,000,000. For the year ended December 31, 2002, TXU Holdings reported total operating revenues of $8,140,000,000, operating income of $691,000,000, and net income of $352,000,000. At December 31, 2002, TXU Holdings had issued and outstanding 52,817,862 shares of common stock, without par value, all of which are held directly or indirectly by TXU Corp. TXU Holdings' consolidated capitalization at December 31, 2002 was as follows:


Common equity                                               $6,587,000,000                         40.35%

Preferred stock (incl. portion subject                        $136,000,000                           .83%
to mandatory redemption)

Long-term debt (excl. current portion)                      $6,613,000,000                         40.51%

Short-term debt (incl. current portion                      $2,988,000,000                         18.30%
of long term debt)
                                                              ============                        =======
                   Total capitalization                    $16,324,000,000                           100%



         TXU Holdings' senior unsecured debt is currently rated BBB- by Standard & Poor's ("S&P"), Baa3 by Moody's Investors Service ("Moody's"), and BBB- by Fitch, Inc. ("Fitch").

         As of December 31, 2002, Oncor had total assets of $9,022,000,000, including net property, plant and equipment of $6,056,000,000. For the year ended December 31, 2002, Oncor reported total operating revenues of $1,994,000,000, operating income of $477,000,000, and net income of $122,000,000. At December 31, 2002, Oncor had issued and outstanding 67,612,000 shares of common stock, without par value, all of which are held by TXU Holdings.(6) Oncor's capitalization as of December 31, 2002 was as follows:

----------
(6) In 2003, Oncor has repurchased a total of 2.5 million shares of its common stock.


Common equity                                               $2,649,000,000                         37.27%

Preferred stock                                                         $0                             0%

Long-term debt (excl. current portion)                      $4,080,000,000                         57.40%

Short-term debt (incl. current portion                        $379,000,000                          5.33%
of long term debt)
                                                              ============                        =======
                   Total capitalization                     $7,108,000,000                           100%



         Oncor's senior unsecured debt is currently rated BBB- by S&P, Baa2 by Moody's, and BBB by Fitch, and its senior secured debt is currently rated BBB by S&P, Baa1 by Moody's, and BBB+ by Fitch.

(b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate or affiliate of the applicant or declarant company or any affiliate of any such associate company.

         See Item 1.

         (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

         Not applicable.

         (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

         Not applicable.

ITEM 2.  FEES, COMMISSION AND EXPENSE.
         -----------------------------

         (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

         The fees, commissions and expenses paid or incurred or to be incurred in connection with the preparation and filing of this Application are estimated at not more than $20,000.

         (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

         Not applicable.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         --------------------------------

         (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

         Section 3(a)(1) provides that "unless and except insofar as it finds the exemption detrimental to the public interest or the interests of investors or consumers" the Commission shall exempt from registration any holding company and every subsidiary thereof, if:

               such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly, or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.(7)

----------
(7) Under Section 3(c) of the Act, the filing of an application "in good faith" exempts the applicant as a holding company pending Commission action on the application.

         The objective criteria for exemption under Section 3(a)(1) are met in this case. TXU Holdings derives a "material part" of its income from Oncor, its only public-utility subsidiary. Both companies are incorporated under the laws of Texas, the same state in which all of Oncor's public-utility operations are conducted.(8) As previously indicated, under the Texas restructuring law, Oncor is not allowed to be a seller of electricity and has no responsibility to be the provider of last resort to customers in its service area. Instead, Oncor is merely a "wires" company that transmits and delivers power that is produced and sold by third-party electricity suppliers who have non-discriminatory open access to and use of Oncor's transmission and distribution lines.(9) All of Oncor's electric transmission and distribution facilities (including the transmission and distribution facilities previously owned by TXU SESCO), which comprise substantially all of its physical assets, are located in Texas. Accordingly, the Commission should find that TXU Holdings and Oncor are "predominantly intrastate in character and carry on their business substantially in a single State," that is, Texas, the State in which they are both incorporated.

         Moreover, there is no basis for this Commission to condition or deny an exemption in this case under the "unless and except" clause of Section 3(a). In this regard, all aspects of Oncor's operations as a utility in Texas, including transmission and distribution rates, transactions with affiliates, and accounting and reporting requirements, are subject to ongoing regulation by the PUCT. Further, the Restructuring by which TXU Holdings became a holding company


----------
(8) The state of incorporation and interstate character of business of an applicant's non-utility subsidiaries are not considered in determining whether a holding company is entitled to an exemption under Section 3(a)(1). See Eastern Gas and Fuel Associates, 30 S.E.C. 834, 848 (n. 19) (1950).

(9) Recently, the Commission has had occasion to review the restructuring, or "unbundling," of another large electric utility in Texas pursuant to the Texas restructuring law. See Reliant Energy, Inc., et al., Holding Co. Act Release No. 27548 (July 5, 2002).

over Oncor was carried out in order to comply with Texas law, and all aspects of the Restructuring were approved by the PUCT.(10)

         (b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

         TXU Holdings is an affiliate of Oncor.


ITEM 4.  REGULATORY APPROVAL.
         --------------------

         (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the U. S. Securities and Exchange Commission) over the proposed transaction.

         Not applicable.

         (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

         Not applicable.

ITEM 5.  PROCEDURE.
         ----------

         (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

         It is requested that the Commission act on this matter as soon as practicable.

         (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

         TXU Holdings states that (i) there should not be a recommended decision by a hearing officer, (ii) there should not be a recommended decision by any other responsible officer of the Commission, (iii) the Division of Investment


----------
(10) The PUCT issued orders on October 3, 2001 (Docket No. 22350) and November 9, 2001 (Docket No. 24789) approving the Restructuring.

Management may assist in the preparation of the Commission's decision, unless the Division opposes the matters proposed herein, and (iv) there should not be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ----------------------------------

         A.  EXHIBITS.
             ---------

         A        -        Inapplicable.

         B        -        Inapplicable.

         C        -        Inapplicable.

         D        -        Inapplicable.

         E        -        Inapplicable.

         F        -        Inapplicable.

         G        -        Form of Federal Register Notice.
                          (Previously filed).

         H        -        List of Non-utility Subsidiaries of TXU
                           Holdings.  (Previously filed).


         B.  FINANCIAL STATEMENTS.
             ---------------------

         FS-1 TXU Holdings Statement of Consolidated Income for the year ended December 31, 2002 (incorporated by reference to the Annual Report of TXU Holdings on Form 10-K for the year ended December 31, 2002 in File No. 1-11668).

         FS-2 TXU Holdings Consolidated Balance Sheet as of December 31, 2002 (incorporated by reference to the Annual Report of TXU Holdings on Form 10-K for the year ended December 31, 2002 in File No. 1-11668).

         FS-3 Oncor Statement of Consolidated Income for the year ended December 31, 2002 (incorporated by reference to the Annual Report on Oncor on Form 10-K for the year ended December 31, 2002 in File No. 333-100240).

         FS-4 Oncor Consolidated Balance Sheet as of December 31, 2002 (incorporated by reference to the Annual Report of Oncor on Form 10-K for the year ended December 31, 2002 in File No. 333-100240).


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ----------------------------------------

         (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act [42 U.S.C. 4232(2)(C)]. If the response to this term is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

         The proposal contained herein does not have any environmental effects in and of itself.

         (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

         No federal agency has prepared or, to TXU Holdings' knowledge, is preparing an EIS with respect to the proposal contained herein.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amended Application to be signed on its behalf by the undersigned thereunto duly authorized.

                                       TXU US HOLDINGS COMPANY


                                       By: /s/    Kirk R. Oliver
                                           ---------------------
                                       Name:      Kirk R. Oliver
                                       Title:     Treasurer


Date:  April 28, 2003



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